SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 5)

THOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of class of securities)

885160101

(CUSIP number)

Charles Nathan Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

June 22, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP No. 885160101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Estate of Wade F. B. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Angela E. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,540,470
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,540,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,540,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.36%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 885160101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: Alan Siegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,000
	8	SHARED VOTING POWER: 6,540,470
	9	SOLE DISPOSITIVE POWER: 2,000
	10	SHARED DISPOSITIVE POWER: 6,540,470
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,542,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.37%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 885160101	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: The Thompson Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,540,470
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,540,470
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,540,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.36%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: Trust Fund under Article Third of the Wade F. B. Thompson Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 885160101	Page 7 of 10 Pages

Item 4. Purpose of Transaction

The purpose of the transaction is to effectuate certain provisions of the document governing the disposition of the Estate of Wade F. B. Thompson (the “Estate”) and the Trust under Article Third of the Wade F. B. Thompson Revocable Trust (“Trust”) by transferring 6,473,470 Shares from the Estate to the Thompson Family Foundation, Inc. (the “Foundation”), the residuary beneficiary of the Estate.

Item 5. Interest in Securities of the Issuer

(a) As of May 31, 2012, the number of Shares outstanding was approximately 52,898,010. As of the date hereof, the Foundation may be deemed the beneficial owner of 6,540,470 Shares (approximately 12.36% of the total number of Shares outstanding). As of the date hereof, Ms. Thompson may be deemed the beneficial owner of 6,540,470 Shares (approximately 12.36% of the total number of Shares outstanding). As of the date hereof, Mr. Siegel may be deemed the beneficial owner of 6,542,470 Shares (approximately 12.37% of the total number of Shares outstanding), consisting of (i) 6,540,470 Shares held by the Foundation and (ii) 2,000 Shares issuable upon exercise of stock options held by Mr. Siegel. As of the date hereof, the Estate may be deemed the beneficial owner of 0 Shares. As of the date hereof, the Trust may be deemed the beneficial owner of 0 Shares.

(b) As of the date hereof, (i) the Estate may be deemed to have the sole or shared power to direct the voting and disposition of 0 Shares, (ii) the Foundation may be deemed to have the sole power to direct the voting and disposition of 6,540,470 Shares, (iii) Ms. Thompson and Mr. Siegel may be deemed to have the shared power to direct the voting and disposition of 6,540,470 Shares, (iv) Mr. Siegel may be deemed to have the sole power to direct the voting and disposition of 2,000 Shares and (v) the Trust may be deemed to have the sole or shared power to direct the voting and disposition of 0 Shares.

(c) The transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days were the following:

(i) The transfer by the Estate of 6,473,470 Shares to the Foundation on June 22, 2012.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 885160101	Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Angela E. Thompson and Alan Siegel, as Executors of the Estate of Wade F. B. Thompson (the “Estate”), Alan Siegel, as trustee of the Trust Fund under Article THIRD of the Wade F. B. Thompson Revocable Trust (the “Trust”), and The Thompson Family Foundation, Inc. (the “Foundation”) entered into a Transfer Agreement pursuant to which 6,473,470 Shares from the Estate were transferred to the Foundation.

Pursuant to an Assignment Agreement by and between the Estate and the Trust, the Estate assigned and transferred to the Trust all of the Estate’s right, title and interest in and to 6,473,470 Shares. Further, pursuant to a subsequent Assignment Agreement by and between the Trust and the Foundation, the Trust assigned and transferred to the Foundation all of the Trust’s right, title and interest in to the 6,473,470 Shares which had been assigned and transferred to the Trust by the Estate.

Item 7. Materials to be Filed as Exhibits

(a) The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 885160101	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2012	ESTATE OF WADE F. B. THOMPSON

/s/ Angela E. Thompson
Name: Angela E. Thompson
Title: Co-Executor

/s/ Alan Siegel
Name: Alan Siegel
Title: Co-Executor

Date: June 22, 2012	TRUST FUND UNDER ARTICLE THIRD OF THE WADE F. B. THOMPSON REVOCABLE TRUST

/s/ Alan Siegel
Name: Alan Siegel
Title: Trustee

Date: June 22, 2012	THE THOMPSON FAMILY FOUNDATION, INC.

/s/ Alan Siegel
Name: Alan Siegel
Title: Officer and Director

Date: June 22, 2012	ANGELA E. THOMPSON

/s/ Angela E. Thompson

Date: June 22, 2012	ALAN SIEGEL

/s/ Alan Siegel

CUSIP No. 885160101	Page 10 of 10 Pages

EXHIBIT INDEX

A.	Assignment Agreement between the Estate and the Trust.

B.	Assignment Agreement between the Trust and the Foundation.

C.	Transfer Agreement authorizing the direct transfer of the shares from the Estate to the Foundation.

D.	Joint Filing Agreement, dated as of June 22, 2012, by and among the Estate of Wade F. B. Thompson, the Trust Fund under Article Third of the Wade F. B. Thompson Revocable Trust, the Thompson Family Foundation, Angela E. Thompson and Alan Siegel.